Contact

www.linkedin.com/in/
anuraagsrivastava (LinkedIn)
www.srivastavas.net (Personal)
www.abhilashafoundation.org
(Other)
www.ncs.org.in (Other)

Top Skills

Financial Services
Venture Capital
Outsourcing

Anuraag Srivastava

COO and Co- Founder at Rainshine Entertainment
Mumbai

Summary

Specialties: Media, Venture Capital, Outsourcing, Healthcare

Experience

Rainshine Global

4 years 7 months

CEO , Rainshine Entertainment (India)
July 2021 - Present (11 months)
Mumbai, Maharashtra, India

COO and Co- Founder
November 2017 - Present (4 years 7 months)
Mumbai Area, India

Juno Clinic

6 years 3 months

Co-Founder
August 2016 - Present (5 years 10 months)
Mumbai Area, India

Co-Founder
March 2016 - Present (6 years 3 months)
Mumbai Area, India

www.juno.clinic

Agate Services Private Limited

Founder
July 2010 - Present (11 years 11 months)

Agate Advisory Services

Agate BPO Services

Instigence Technology Services

Zodius Advisors

Venture Director

February 2011 - October 2021 (10 years 9 months)

WNS Global Services
EVP Strategy / COO Office
January 2010 - June 2010 (6 months)

Capita
Executive Director
July 2009 - November 2009 (5 months)

Business Services/Transformation and Technology

Inventurus Knowledge Solutions
COO
March 2008 - June 2009 (1 year 4 months)

WNS Global Services
SVP, Head Of Delivery, WNS Financial Services
January 2003 - February 2008 (5 years 2 months)

The VIEW Group
Senior Associate
July 2001 - December 2002 (1 year 6 months)

EVentures India Limited
Vice President
January 2000 - July 2001 (1 year 7 months)

Procter and Gamble
Category Manager
March 1997 - December 2000 (3 years 10 months)

Education

Indian Institute of Management Ahmedabad
PGDM · (1995 - 1997)

BIT Mesra Student-Industry Relations Cell
BE, Mechanical · (1990 - 1994)